Exhibit 16.1

Tel: +44 (0)20 7486 5888 Fax: +44 (0)20 7487 3686 DX 9025 West End W1 www.bdo.co.uk	55 Baker Street London W1U 7EU

May 20, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States of America

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on May 10, 2022, filed by our former client, Vaccitech plc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO LLP

BDO LLP

BDO LLP, a UK limited liability partnership registered in England and Wales under number OC305127, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. A list of members’ names is open to inspection at our registered office, 55 Baker Street, London W1U 7EU. BDO LLP is authorised and regulated by the Financial Conduct Authority to conduct investment business.